EXHIBIT 99

      NEWS
                                              For further information contact:

                                              Media:
[Logo]  Fort Howard                           Cliff Bowers, Ext. 4087
        Corporation
        P. O. Box 19130                       Financial:
        Green Bay, WI  54307-9130             Mike Lempke Ext. 2492
        414/435-8821

        FOR RELEASE:  IMMEDIATELY


                            FORT HOWARD ANNOUNCES
                          FIRST QUARTER, 1995 RESULTS


      GREEN BAY, WI - April 26, 1995 - Fort Howard Corporation today announced financial results for its first quarter ended March 31, 1995.
      For the first quarter, Fort Howard's net sales increased 33.4% to a record $367,376,000 compared to first quarter 1994 net sales of $275,330,000. Domestic tissue sales increased 28.1% for the first quarter of 1995 compared to 1994 due to a 17.5% increase in unit sales volume and a 9.0% increase in net selling prices. Net sales of the company's international operations increased 11.3% for the first quarter of 1995 compared to 1994 due to a 6.9% increase in net selling prices on flat volume plus the benefit from the change in foreign exchange rates. The net sales increase was also attributable to a 176.8% increase in net sales at the company's wastepaper brokerage subsidiary, principally reflecting higher selling prices.

                                  -- More --

                                  - Ad One -

      Operating income increased 17.7% for the first quarter of 1995 to $70,775,000 compared to $60,133,000 for the first quarter of 1994. The increase resulted from higher sales and was partially offset by significantly higher wastepaper costs both domestically and in the company's international operations. Wastepaper costs for domestic tissue operations were up approximately 150% in the first quarter of 1995 compared to the first quarter of 1994. Earnings before interest, taxes, depreciation and amortization increased 15.7% to $95,106,000 in the first quarter of 1995 from $82,231,000 in the first quarter of 1994.
      "Fort Howard's improved results for the quarter reflect both higher volume and increased selling prices," said Don DeMeuse, Fort Howard Chairman and Chief Executive Officer. "In light of stronger industry operating conditions, we have sought and will continue to seek price increases in response to higher raw material costs."
      As previously announced on March 16, 1995, the company issued 25 million shares of common stock at $12.00 per share in a public stock offering. The proceeds from the sale, together with the borrowing of new bank debt pursuant to a new bank credit agreement were used to prepay or repurchase on March 16, 1995 all the outstanding indebtedness under the 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Floating Rate Notes. The remaining proceeds were used to repurchase all outstanding 12 5/8% Subordinated Debentures and 14 1/8% Junior Subordinated Discount Debentures on April 15, 1995.

                                   - More -

                                  - Ad Two -

      Extraordinary losses related to debt repurchases in 1995 and 1994 (See Note to Financial Information) impacted the company's financial performance in the first quarters of 1995 and 1994.
      The net loss for the first quarter of 1995 decreased to $28,266,000 from $43,342,000 for the same period in 1994. The net loss per share before extraordinary items decreased to $0.22 per share in the first quarter of 1995 compared to $0.40 per share for the same period in 1994. Total net loss per share after extraordinary items decreased to $0.66 per share in the first quarter of 1995 from $1.14 per share for the same period in 1994.
      If the company's IPO had occurred on January 1, 1995, the first quarter net loss per share would have been $.02 per share based on 63,100,000 shares outstanding.
      Fort Howard is a leading manufacturer of tissue products for both the away-from-home and consumer market place in the United States and United Kingdom. In the domestic consumer market, its principal brands include Mardi Gras printed napkins (which hold the leading domestic market position) and paper towels, Soft 'N Gentle bath and facial tissue, So-Dri paper towels, Page paper towels, bath tissue and table napkins, and Green Forest, the leading domestic line of environmentally positioned, recycled tissue paper products.

(Financial information and notes follow on separate pages. The notes are an integral part of these statements.)

                                   # # # # #


                           FORT HOWARD CORPORATION
                        CONSOLIDATED STATES OF INCOME
                                 (Unaudited)


                                                  Three Months Ended
                                                      March 31,
                                                  ------------------
                                                    1995      1994
                                                    ----      ----
                                     (In thousands, except per share amounts)

Net sales                                       $ 367,376   $ 275,330
Cost of sales                                     267,856     188,495
                                                ---------   ---------

Gross income                                       99,520      86,835
Selling, general and administrative                28,745      26,702
                                                ---------   ---------

Operating income                                   70,775      60,133
Interest expense                                   86,770      84,318
Other (income) expense, net                          (224)        588
                                                ---------   ---------

Loss before taxes                                 (15,771)    (24,773)
Income taxes (credit)                              (6,253)     (9,601)
                                                ---------   ---------

Loss before extraordinary item                     (9,518)    (15,172)

Extraordinary item--loss on
   debt repurchases, net                          (18,748)    (28,170)
                                                ---------   ---------

Net loss                                        $ (28,266)  $ (43,342)
                                                =========   =========

Net loss per share:
   Before extraordinary item                    $   (0.22)  $   (0.40)
   Extraordinary item                               (0.44)      (0.74)
                                                ---------   ---------
   Total                                        $   (0.66)  $   (1.14)
                                                =========   =========

                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                                                   March 31,     December 31,
                                                     1995            1994
                                                     ----            ----
                                                        (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                     $       210     $       422
    Receivables, less allowances of $1,675 in 1995
       and $1,589 in 1994                             139,284         123,150
    Inventories                                       145,311         130,843
    Deferred income taxes                              20,000          20,000
    Income taxes receivable                             8,200           5,200
                                                  -----------     -----------
       Total current assets                           313,005         279,615

  Property, plant and equipment                     1,949,068       1,932,713
    Less:  Accumulated depreciation                   637,574         611,762
                                                  -----------     -----------
       Net property, plant and equipment            1,311,494       1,320,951

Other assets                                          101,326          80,332
                                                  ----------- -   -----------
       Total assets                               $ 1,725,825     $ 1,680,898
                                                  ===========     ===========

Liabilitites and Shareholders' Deficit
  Current liabilities:
    Accounts payable                              $   126,809     $   100,981
    Interest payable                                   63,192          84,273
    Income taxes payable                                  112             224
    Other current liabilities                          50,595          75,450
    Current portion of long-term debt                  11,669         116,203
                                                  -----------     -----------
        Total current liabilities                     252,377         377,131

  Long-term debt                                    3,123,994       3,189,644
  Deferred and other long-term income taxes           194,231         209,697
  Other liabilities                                    37,332          41,162
  Common Stock with put right                              --          11,711

  Shareholders' deficit:
  Common Stock                                            631             381
  Additional paid-in capital                          892,598         600,090
  Cumulative translation adjustment                      (484)         (2,330)
  Retained deficit                                 (2,774,854)     (2,746,588)
                                                  -----------     -----------
    Total shareholders' deficit                    (1,882,109)     (2,148,447)
                                                  -----------     -----------
    Total liabilities and shareholders' deficit   $ 1,725,825     $ 1,680,898
                                                  ===========     ===========

                          FORT HOWARD CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Unaudited)
                                                          Three Months Ended
                                                              March 31,
                                                          ------------------
                                                          1995          1994
                                                          ----          ----
                                                            (In thousands)
Cash provided from (used for) operations:
  Net loss                                             $ (28,266)    $(43,342)
  Depreciation                                            24,331       22,098
  Non-cash interest expense                                3,223       21,287
  Deferred income tax credit                             (16,191)     (21,760)
  Pre-tax loss on debt repurchases                        30,734       42,901
  Increase in receivables                                (16,134)      (6,954)
  Increase in inventories                                (14,468)      (3,320)
  Increase in income taxes receivable                     (3,000)      (2,100)
  Increase (decrease) in accounts payable                 25,828       (2,402)
  Decrease in interest payable                           (21,081)     (22,123)
  Increase (decrease) in income taxes payable               (112)         133
  All other, net                                         (30,281)     (28,646)
                                                        --------     --------
    Net cash used for operations                         (45,417)     (44,228)

Cash used for investment activity --
  Additions to property, plant and equipment             (10,845)     (30,411)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                     655,800      800,600
  Repayment of long-term borrowings                     (832,596)    (703,770)
  Debt issuance costs                                    (48,201)     (21,635)
  Issuance of Common Stock, net of offering costs        281,047           --
                                                      ----------    ---------
    Net cash provided from financing activities           56,050       75,195
                                                      ----------    ---------
Increase (decrease) in cash                                 (212)         556

Cash at beginning of period                                  422          227
                                                      ----------    ---------
Cash at end of period                                 $      210    $     783
                                                      ==========    =========


                                *****

                            FORT HOWARD CORPORATION
                        NOTES TO FINANCIAL INFORMATION
                                  (Unaudited)

1. On April 15, 1995, the company completed a recapitalization plan (the "Recapitalization") to prepay or redeem a substantial portion of its indebtedness in order to reduce the level and overall cost of its debt, extend certain debt maturities, increase shareholders' equity and enhance its access to capital markets.

The Recapitalization included the following components:
(1)  The offer and sale by the company of 25,000,000 shares of Common
     Stock on March 16, 1995 and an additional 269,555 shares of Common Stock on April 12, 1995 at $12.00 per share (the "Offering");
(2)  Entering into a bank credit agreement (the "New Bank Credit
     Agreement") consisting of a $300 million revolving credit facility
     (the "1995 Revolving Credit Facility"), an $810 million term loan
     (the "1995 Term Loan A") and a $330 million term loan (the "1995
     Term Loan B" and, together with the 1995 Term Loan A, the "New Term Loans"); and entering into a receivable credit agreement consisting of a $60 million term loan (the "1995 Receivables Facility");
(3) The application on March 16, 1995 of the net proceeds of the sale of 25,000,000 shares of Common Stock pursuant to the Offering, together with borrowings under the New Term Loans, to prepay or redeem all the Company's indebtedness outstanding under the 1988 Bank Credit Agreement, 1993 Term Loan and Senior Secured Notes.
(4) The application on April 15, 1995 of borrowings under the New Term Loans, the 1995 Receivables Facility and the 1995 Revolving Credit Facility to redeem all outstanding 14 1/8% Debentures (at par) and 12 5/8% Debentures (at 102.5% of the principal amount thereof).

2. In the first quarter of 1995, the company reported an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums on the repurchases of all the company's outstanding
12 5/8% Subordinated Debentures at the redemption price of 102.5% of the principal amount thereof and write-offs of deferred loan costs associated with the prepayment or repurchases of all indebtedness outstanding under the company's 1988 Bank Credit Agreement, the 1993 Term Loan and the
Senior Secured Floating Rate Notes on March 16, 1995, and the repurchase of all outstanding 12 5/8% Subordinated Debentures and 14 1/8% Junior Subordinated Discount Debentures on April 15, 1995. In the first quarter of 1994, the company reported an extraordinary loss of $28 million (net of income taxes of $15 million) representing the redemption premiums and write-offs of deferred loan costs associated with the repayment of $100 million of term loan indebtedness under the company's 1988 Bank Credit Agreement on February 10, 1994 and the repurchases of all the company's remaining 12 3/8% Senior Subordinated Notes and $238 million of the company's 12 5/8% Subordinated Debentures on March 11, 1994.

3. Assuming that all components of the recapitalization had been consummated as of January 1, 1995, for the first quarter of 1995, pro forma interest expense would have decreased $14 million from amounts reported to $73 million. After adjusting the income tax (credit) for the decrease in interest expense at an effective rate of 39%, the pro forma net loss before extraordinary item and the pro forma net loss per share before extraordinary item (assuming that 63,101,239 weighted average shares were outstanding for the quarter) would have been $1 million and $0.02 per share for the first quarter of 1995.

                                   # # # # #